September 29, 2011

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:            The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) (the “Registrant”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me, Stephanie Capistron and Ellen Valvo on Thursday, September 1, 2011, with respect to the Registrant’s Post-Effective Amendment No. 92, filed on July 15, 2011, and the Registrant’s Post-Effective Amendment No. 93, filed on July 29, 2011.  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.               Comment:                                       Please indicate supplementally whether summary prospectuses will be used for each fund.

Response:            The Registrant intends to use summary prospectuses for each fund.

2.               Comment:                                       Please confirm supplementally that the Registrant is aware of its obligation to file interactive data for each fund’s risk/return summary as an exhibit to the registration statement not later than 15 business days after each post-effective amendment’s effective date.

Response:            The Registrant confirms that it is aware of this obligation.

3.               Comment:                                       With respect to The Hartford Corporate Opportunities Fund, The Hartford Short Duration Fund, The Hartford Small/Mid Cap Equity Fund and The Hartford Strategic Income Fund, please confirm supplementally that the Registrant is aware of its obligation to file the consent of the fund’s independent registered public

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

accounting firm with the filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Response:            The Registrant confirms that it is aware of this obligation.

4.               Comment:                                       With respect to the narrative preceding each fund’s expense table, please consider deleting the Prospectus and Statement of Additional Information page numbers that are currently included.  The Securities and Exchange Commission (“SEC”) staff believes that, to the extent the summary prospectus is used as a stand-alone document, it will be awkward to include references to separate documents.

Response:            The Registrant notes that, where a fund indicates in the narrative preceding its expense table that sales charge discounts are available, Item 3 of Form N-1A requires that it identify the section headings and page numbers of the prospectus and statement of additional information where additional information about these discounts can be found.  In addition, the Registrant notes that, in connection with the annual update to its registration statement, it added the page number references in response to a staff comment in this regard.  For these reasons, the Registrant respectfully declines to make the proposed change.

5.               Comment:                                       With respect to each fund’s expense table, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:            Shareholders of a fund are generally not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1 million or more in Class A shares — which qualify for a full waiver of the Class A shares’ front end sales charge — are subject to a CDSC of 1.00% on any shares sold within 18 months of purchase.  This fact is disclosed in the How Sales Charges are Calculated section of each fund’s Prospectus.  The Registrant believes disclosure of this 1.00% CDSC is material to investors but believes that it is inappropriate to identify such CDSC in the table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charges.  Prior to the introduction of the summary prospectus, the Registrant had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table.  In its implementation of the summary prospectus, the Registrant removed the footnote and included a cross reference to the disclosure of the Class A shares 1.00% CDSC in the How Sales Charges are Calculated section of the Prospectus in the narrative introduction to a fund’s expense table.  When the SEC staff indicated in its comments to the Hartford Mutual Funds’ summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrant removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million.  As a result of certain limitations imposed by XBRL, the Registrant had proposed to revert to using only a footnote to disclose this CDSC as part of the Registrant’s annual update to its registration statement.  However, the Registrant again received a comment from the SEC staff indicating that the footnote could only be included to the extent the sales charges referred to in the footnote were included in the expense table.  Accordingly, in order to address the staff comment, the Registrant reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table.  As indicated above, the Registrant believes that further revision to the expense table to reflect a 1.00% deferred sales charge would be inappropriate and potentially misleading.  For these reasons, the Registrant respectfully declines to make the proposed change.

6.               Comment:                                       With respect to each fund’s expense table, please conform all captions to those set forth in Form N-1A.  In particular, please change the caption (i) “Less: Contractual expense reimbursement” to “Fee waiver and/or expense reimbursement,” and (ii) “Net operating expenses” to “Total annual fund operating expenses after fee waiver and/or expense reimbursement.”

Response:            Instruction 3(e) to Item 3 of Form N-1A states that a fund with a contractual expense reimbursement should place “additional captions directly below the ‘Total Annual Fund Operating Expenses’ caption of the table and should use appropriate descriptive captions, such as ‘Fee Waiver [and/or Expense Reimbursement]’ and ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],’ respectively.”  The Registrant notes that the captions in the Instruction are examples of appropriate captions, and Form N-1A does not require that such captions be used in a fund’s prospectus.  In addition, the Registrant notes that the format of each fund’s expense table matches that of other retail funds offered by the Registrant, and the requested change would result in an inconsistency between each fund’s Prospectus and the currently effective prospectuses for those other retail funds.  For these reasons, the Registrant respectfully declines to make the proposed change at this time.  However, the Registrant will consider this comment in connection with its next annual update.

7.               Comment:                                       With respect to any footnote to a fund’s expense table that discusses an expense reimbursement agreement, please discuss whether the amounts reimbursed pursuant to the agreement can be recouped by the reimbursing party.

Response:             Amounts reimbursed under the expense reimbursement agreements described in the footnote to each fund’s expense table may not be recouped by the reimbursing party.

8.               Comment:                                       With respect to any footnote to a fund’s expense table that discusses an expense reimbursement agreement, please move the following language to the portion of the Prospectus that discloses the information required by Item 10 of Form N-1A:

“and shall renew automatically for one-year terms unless the Investment Manager or HASCO, respectively, provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of the Fund.”

Response:            Instruction 3(e) to Item 3 of Form N-1A requires that, where a fund includes additional captions in its expense table relating to an expense reimbursement or fee waiver arrangement, the fund must include in a footnote to the table disclosure regarding the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, as well as a brief description of who can terminate the arrangement and under what circumstances.  The Registrant believes that the discussion of the automatic renewal of the expense reimbursement agreements provides, consistent with Instruction 3(e), information regarding the period for which the expense reimbursement agreements are expected to continue and who can terminate the agreements and under what circumstances.  For this reason, the Registrant respectfully declines to make the proposed change.

9.               Comment:                                       With respect to any footnote to a fund’s expense table that discusses an expense reimbursement agreement, please clarify whether the fund’s Board of Directors can terminate the agreement prior to the date set forth in the applicable footnote.

Response:            The Board of Directors cannot terminate an expense reimbursement agreement prior to the date set forth in the applicable footnote.  Accordingly, the Registrant respectfully declines to add any disclosure in response to this comment.

10.         Comment:                                       With respect to each fund’s expense example, please confirm supplementally that the expenses set forth in the expense example reflect the impact of the expense reimbursement agreements set forth in the fund’s expense table and accompanying footnote only for the initial period set forth in the footnote.

Response:            The Registrant confirms that each fund’s expense example reflects the impact of the expense reimbursement agreements set forth in the fund’s expense table and accompanying footnote only for the initial period set forth in the footnote.

11.         Comment:                                       With respect to each fund’s Prospectus, please delete the following bullets from the introduction to the expense example: (i) “You reinvest all dividends and distributions,” and (ii) “You pay any deferred sales charge due for the applicable period.”

Response:            The Registrant believes the disclosure is important in order for shareholders to fully understand the expenses set forth in the example and that omission of these bullets would render the expense information potentially misleading.  For this reason, the Registrant respectfully declines to make the proposed changes.

12.         Comment:                                       With respect to each fund’s Summary Section, please delete any cross-references to other portions of the Prospectus.

Response:            While the Registrant recognizes that the Instructions to Form N-1A do not require such references, the Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding a fund and that omitting such references may suggest to shareholders that all information relating to a fund is contained in the Summary Section.  Accordingly, the Registrant respectfully declines to make the proposed change.

13.         Comment:                                       With respect to each fund, please ensure that the disclosure regarding derivatives in the fund’s Prospectus is consistent with the SEC staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus.

Response:            The Registrant believes that the disclosure regarding each fund’s derivatives use contained in the Principal Investment Strategy and Main Risks sections is specific and outlines how such derivatives are expected to be used in connection with the fund’s principal investment strategy.  As such, the Registrant believes that the disclosure regarding each fund’s use and strategy with respect to derivatives already complies with the observations contained in the staff’s letter to the Investment Company Institute. Accordingly, the Registrant has not made any revisions to the Prospectuses in response to this comment.

14.         Comment:                                       With respect to The Hartford Corporate Opportunities Fund, The Hartford Floating Rate High Income Fund (“New Fund”), The Hartford Short Duration

Fund and The Hartford Strategic Income Fund, please state within the “Junk Bond Risk” paragraph of the Main Risks section that such bonds are speculative.

Response:            The Registrant notes that each fund’s investments in, and exposure to, junk bonds is similar to that of certain other retail funds offered by the Registrant.  As the Registrant did not receive this comment on the annual update for those other retail funds, the requested change would result in an inconsistency between each fund’s Prospectus and the currently effective prospectuses for those funds.  In addition, with respect to The Hartford Corporate Opportunities Fund, The Hartford Short Duration Fund and The Hartford Strategic Income Fund, the Registrant notes that this is an off-cycle revision to each fund’s Prospectus to add new classes and it does not wish to make changes to the funds’ risk disclosure that would make these Prospectuses inconsistent with the prospectuses filed in connection with the funds’ most recent annual update (on which this comment was not received).  For these reasons, the Registrant respectfully declines to make the proposed change at this time.  However, the Registrant will consider this comment in connection with its next annual update.

15.         Comment:                                       Please clarify supplementally whether a fund that sells credit default swaps will cover the full notional value of the swaps.

Response:            When a fund sells a single name credit default swap agreement, a fund will cover the full notional value of the swap.  For all other swap positions, market value is used with consideration to offsetting positions transacted with the same counterparty.

16.         Comment:                                       With respect to each fund, please clarify supplementally whether any advance notice to shareholders is required prior to a change in a fund’s investment goal.  To the extent advance notice is required, please indicate the notice period in each fund’s Prospectus.

Response:            Each fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval.  The funds do not have a specific policy regarding provision of advance notice in the event of a change in the fund’s investment goal.  Accordingly, if 60 days’ notice of a particular change is not required under Rule 35d-1, the Registrant will consider whether advance notice to shareholders is appropriate based on the nature and extent of the change.  Accordingly, the Registrant has not added disclosure in response to this comment.

17.         Comment:                                       With respect to the New Fund, The Hartford Corporate Opportunities Fund, The Hartford Short Duration Fund and The Hartford Strategic Income Fund, please disclose in the Fund Distributions and Tax Matters section of the fund’s

Prospectus whether the fund intends to distribute a return of capital to shareholders in the event there is insufficient investment income to meet the fund’s target rate of distribution.

Response:            The Registrant notes that it does not intend for any of the funds to distribute a return of capital to shareholders in the regular course of business.  However, it is possible that such distributions may occur from time to time.  Accordingly, the Registrant believes that the current disclosure contained in the Fund Distributions and Tax Matters section adequately describes the material distributions and tax matters relating to an investment in each fund.  For this reason, the Registrant respectfully declines to make the proposed change.

18.         Comment:                                       With respect to the derivative lawsuits disclosed in the Prospectuses, please confirm supplementally that any documents required to be filed under Section 33 of the Investment Company Act of 1940, as amended (the “1940 Act”), have been filed with the SEC.

Response:            The Registrant confirms that, with respect to the derivative lawsuits disclosed in the Prospectuses, any documents required to be filed under Section 33 of the 1940 Act have been filed with the SEC.

19.         Comment:                                       With respect to The Hartford Corporate Opportunities Fund, The Hartford Short Duration Fund, The Hartford Small/Mid Cap Equity Fund and The Hartford Strategic Income Fund, please delete from each fund’s expense table the line items and footnote relating to the expense reimbursement agreements applicable to the fund given that the agreements will not reduce fund operating expenses for no less than one year from the effective date of the registration statement as is required by Instruction 3(e) to Item 3 of Form N-1A.

Response:            The expense reimbursement agreements have been extended through February 28, 2013.  Accordingly, the Registrant has retained the line items and footnote relating to the expense reimbursement agreements in each fund’s Prospectus and has updated the footnote to reflect the new date.

20.         Comment:                                       With respect to The Hartford Corporate Opportunities Fund, The Hartford Short Duration Fund and The Hartford Strategic Income Fund, the SEC staff notes that the expense reimbursement agreements for Class Y currently have no impact on expenses and should be excluded from the expense table in accordance with Instruction 3(e) to Item 3 of Form N-1A.  The staff notes, however, that it would be difficult to comply with this requirement given that the Prospectus for each fund includes multiple classes.

Response:            As noted by the staff, it would be difficult for the Registrant to delete the information regarding the expense reimbursement agreements for Class Y given that the expense reimbursement agreements for other classes offered in each fund’s Prospectus do currently impact expenses.  In addition, the Registrant notes that, to the extent a fund’s Class Y expenses were to increase during the year and as such are higher than the expenses for the previous fiscal year (on which the information in the expense table is based), the fund’s Class Y expenses may be reduced as a result of the expense reimbursement agreements.  For these reasons, the Registrant respectfully declines to make the proposed change.

21.         Comment:                                       With respect to the New Fund’s expense table, to the extent acquired fund fees and expenses exceed 1 basis point of the fund’s average net assets, please include a line item in the expense table for “Acquired fund fees and expenses.”

Response:            As the Fund is a new fund and it is not expected that acquired fund fees and expenses will exceed 1 basis point of the Fund’s average net assets, the Registrant has not included a line item for “Acquired fund fees and expenses” in the Fund’s expense table.

22.         Comment:                                       With respect to the New Fund, please explain supplementally how components (ii) and (iii) of the fund’s 80% policy (set forth below) contribute toward the New Fund’s policy of investing 80% of its assets in floating rate securities.

“Under normal circumstances, at least 80% of the Fund’s assets will be invested in a portfolio of: (i) below-investment grade variable or floating rate loans (‘Floating Rate Loans’) and floating rate securities; (ii) high yield fixed-rate loans or debt securities with respect to which the Fund has entered into interest rate swaps to effectively convert the fixed-rate interest payments into floating-rate interest payments; and (iii) fixed-rate instruments with a duration of less than or equal to one year, including money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds.”

Response:            The New Fund’s principal investment strategy is to invest in floating rate loans, floating rate debt securities and investments that are the economic equivalent of floating rate investments to effectively enable the New Fund to achieve a floating rate of income. Consistent with this strategy, the prospectus states that the New Fund will invest at least 80% of its assets in (i) floating rate instruments (instruments whose interest payments change by the terms of the instrument as interest rates or LIBOR change), (ii) high yield bonds when accompanied by interest rate swaps (which together create an income stream that is the “economic equivalent of floating rate securities”) (category (ii) in the disclosure above); and (iii) fixed-rate instruments with a duration of less than or equal to one year which can be “rolled over”, or like instruments with higher coupon rates can be purchased, so that the New Fund can benefit from changing interest rates.

Based upon the Registrant’s review of disclosure for funds with “floating rate” in their names and funds that seek a floating rate of income, the Registrant notes that several of these funds treat investments in (ii) and (iii) similarly. Thus, the Registrant believes that the New Fund’s approach is consistent with investment strategies of similar funds.

23.         Comment:                                       With respect to the New Fund, please include a discussion of the credit quality of the fixed-income securities in which the New Fund will invest in the Principal Investment Strategy section of the Summary Section and the Additional Information Regarding Risks and Investment Strategies Section.

Response:            The Registrant notes that the Principal Investment Strategy section of the Summary Section prominently identifies that (1) “the Fund will invest in high yield fixed-rate bonds (also referred to as ‘junk bonds’)” and that (2) “The Fund may invest up to 100% of its assets in below-investment grade debt securities.”

In addition, with respect to the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies in the Statutory Section of the prospectus, the Registrant notes that the following disclosure is included:

Any security rated “Ba” or lower by Moody’s, “BB” or lower by S&P or “BB” or lower by Fitch are below investment grade.  Securities which are unrated but determined by the Hartford Investment Management Company to be of comparable quality will also be considered below investment grade. Debt securities rated below investment grade are commonly referred to as “high yield - high risk” or “junk bonds”.

The Registrant believes that further discussion of the credit quality of the securities in which the New Fund will invest would result in a level of detail not appropriate for the Summary Section.  For these reasons, the Registrant respectfully declines to make the proposed changes.

24.         Comment:                                       With respect to the New Fund, please include the “Floating Rate Loans Risk” paragraph that is currently included in the Main Risks section of the Additional

Information Regarding Risks and Investment Strategies section in the Main Risks section of the Summary Section.

Response:            For the New Fund, the Registrant has renamed the “Bank Loans and Loan Participation Risk” disclosure in the Summary Section to “Loan and Loan Participation Risk”, and revised the content of that disclosure to more broadly incorporate the “Floating Rate Loans Risk” which appeared in the Additional Information Regarding Risks and Investment Strategies section.  Furthermore, the Registrant has revised the “Bank and Corporate Loans Risk” disclosure in the Additional Information Regarding Risks and Investment Strategies section to more broadly incorporate the “Floating Rate Loans Risk” which appeared in the same section and, as a result, removed in its entirety the “Floating Rate Loans Risk” from the section.  The Registrant also notes that it expects to make corresponding revisions, where appropriate, to other funds’ prospectuses in connection with the annual update.  The revised relevant risk disclosure paragraphs are set forth below.

Summary Section: Revised “Loans and Loan Participations Risk” Disclosure

Loans and Loan Participations Risk - Loans and loan participations, including floating rate loans, are subject to credit risk, including the risk of nonpayment of principal or interest. Also, substantial increases in interest rates may cause an increase in loan defaults. Although the loans may be fully collateralized at the time of acquisition, the collateral may decline in value, be relatively illiquid, or lose all or substantially all of its value subsequent to investment. In addition, in the event an issuer becomes insolvent, a loan could be subject to settlement risks or administrative disruptions that could adversely affect the Fund’s investment. It may also be difficult to obtain reliable information about a loan or loan participation.

Many loans are relatively illiquid or subject to restrictions on resale and may be difficult to value, which will have an adverse impact on the Fund’s ability to dispose of particular loans or loan participations when necessary to meet redemption requests or liquidity needs, or to respond to a specific economic event, such as deterioration in the creditworthiness of the borrower. Loans may also be subject to extension risk and prepayment risk.

Additional Information Regarding Risks and Investment Strategies Section: Revised “Bank and Corporate Loans Risk” Disclosure

Bank and Corporate Loans Risk - Commercial banks and other financial institutions or institutional investors make “floating rate loans” to companies that need capital to grow or restructure. Borrowers generally pay interest on these loans at rates that change in response to changes in market interest rates such as the London Interbank Offered Rate (“LIBOR”) or the prime rates of U.S. banks. As a result, the value of loan investments is generally less exposed to the adverse effects of shifts in market interest rates than investments that pay a fixed rate of interest. However, because the trading market for certain loans may be less developed than the secondary market for bonds and notes, the Fund may experience difficulties in selling its loans. Leading financial institutions often act as agent for a broader group of lenders, generally referred to as a syndicate. The syndicate’s agent arranges the loans, holds collateral and accepts payments of principal and interest. If the agent develops financial problems, the Fund may not recover its investment or recovery may be delayed. By investing in such a loan, the Fund may become a member of the syndicate.

The loans in which the Fund invests are subject to the risk of loss of principal and income. Although borrowers frequently provide collateral to secure repayment of these obligations, they do not always do so. If they do provide collateral, the value of the collateral may not completely cover the borrower’s obligations at the time of a default. If a borrower files for protection from its creditors under the U.S. bankruptcy laws, these laws may limit the Fund’s rights to its collateral. In addition, the value of collateral may erode during a bankruptcy case. In the event of a bankruptcy, the holder of a loan may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay.

25.         Comment:                                       With respect to the cover page of the Statement of Additional Information, please include a dash indicating that the New Fund does not offer Class L shares.

Response:            All Class L shares offered by the Hartford Mutual Funds have been reclassified as Class A shares.  Accordingly, this change will be unnecessary given that the column for Class L shares on the cover page of the Statement of Additional Information will be deleted in the version of the document filed pursuant to Rule 485(b) under the Securities Act.

26.         Comment:                                       With respect to the New Fund, the Fund Expenses section of the Statement of Additional Information indicates that the New Fund may incur unique expenses due to the nature of its investment strategy, including consultants’ and attorneys’ fees and expenses in connection with problem loans and troubled issuers and/or borrowers and transfer and assignment fees in conjunction with the buying and selling of loans.  Please confirm supplementally that these expenses are included in the

New Fund’s expense table.  In addition, please explain to the SEC staff the extent of the extra services and why they should not be disclosed in the New Fund’s Prospectus.

Response:            The Registrant notes that the New Fund would only incur these expenses if the issuer of a problem loan (or loan of a troubled issuer) held by the New Fund defaulted or was the subject of a workout and would be dependent upon the Registrant’s or the New Fund sub-adviser’s role in the workout or credit committee.

The Registrant has examined the experience of other series of the Registrant related to buy and sell transactions in the bank loan asset class.  Based upon the Registrant’s limited experience, it believes that the New Fund is unlikely to incur these expenses if the issuer of a problem loan (or loan of a troubled issuer) held by the New Fund defaults or is the subject of a workout and that, if such an unlikely cost is incurred, it is likely to be infrequent and de minimis.  As a result, the Registrant has no reasonable basis to estimate a cost that should be included in the New Fund’s expense table.

With respect to transfer and assignment fees associated with the acquisition of bank loans, the Registrant notes that such expenses are incurred as ordinary transaction costs in connection with the purchase or sale of the loans (not related to a troubled or default status of an issuer).  The assignment fees are capitalized in the cost of each loan; and the transfer fees are an expense of the New Fund but, based upon the Registrant’s experience, are expected to be de minimis.  Because such fees are capitalized or de minimis, the Registrant believes that these costs should not be included in the expense table and, thus, it would not be appropriate to add a note to the expense table about these costs.  The Registrant has, however, added the following new section to the Statutory Prospectus:

OTHER FUND EXPENSES.  In addition to costs discussed under “Portfolio Turnover” in the Summary Section of the Fund’s prospectus, the Fund may pay or receive certain fees in connection with buying or selling a loan. These fees are in addition to interest payments received and may include fees, such as, up-front fees, commitment fees, transfer and assignment fees, facility fees, amendment fees, and prepayment penalties.  These costs are not reflected in the Fund’s annual operating expenses or in the examples.

27.         Comment:                                       With respect to The Hartford Short Duration Fund, the Principal Investment Strategy section of the fund’s Prospectus indicates that the fund has an investment policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, under normal circumstances, in fixed income securities, including bank loans or loan participation interests in secured or unsecured variable, fixed or floating rate loans to U.S. and foreign corporations, partnerships and other entities.  Please discuss supplementally whether this policy should include a policy with respect to duration of the securities in which the fund invests given that the fund’s name includes the term “Short Duration.”

Response:            The Registrant believes that the disclosure concerning the fund’s duration is consistent with SEC staff guidance concerning the use of the term “duration” in fund names.  In its response to a frequently asked question regarding Rule 35d-1, the staff stated that the Division of Investment Management “has not developed specific guidelines regarding a fund’s use of a name…suggesting that its bond portfolio has a particular duration.”  The staff stated that a fund that has a name suggesting a particular duration “may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund’s prospectus.”  In this regard, the staff specifically stated that a fund with a name suggesting a particular duration “is not required to invest at least 80% of its assets in bonds of that duration.”

The Registrant believes that the fund’s investment strategy conforms to the guidance found in the above discussion. As disclosed in the fund’s Principal Investment Strategy, the fund:

normally will maintain a dollar weighted average duration of less than 3 years.  Duration is a measure of the sensitivity of a fixed income security’s price to changes in interest rates.  The Fund’s average duration measure incorporates a bond’s yield, coupon, final maturity, and the effect of interest rate swaps that may be used to manage the Fund’s interest rate risk.  The use of an interest rate swap may have the effect of shortening the duration of a fixed income security.

For this reason, the Registrant does not believe that its 80% policy should include a policy with respect to duration of the securities in which the fund invests.  In addition, the Registrant notes that this is an off-cycle revision to the fund’s Prospectus to add new classes and it does not wish to make changes to the fund’s investment strategy disclosure that would make this Prospectus inconsistent with the prospectus filed in connection with the fund’s most recent annual update (on which this comment was not received).

28.         Comment:                                       With respect to The Hartford Small/Mid Cap Equity Fund, please add additional disclosure regarding foreign currency risk to the “Foreign Investments Risk” paragraph in the Main Risks section.

Response:            The Registrant believes that the current disclosure, which indicates that foreign investments will be affected by changes in currency rates, adequately discloses the currency risk associated with the fund’s investments.  In addition, the Registrant notes that the fund’s investments in, and exposure to, foreign investments is similar to that of certain other retail funds offered by the Registrant.  As the Registrant did not receive this comment on the annual update for those other retail funds, the requested change would result in an inconsistency between the fund’s Prospectus and the currently effective prospectuses for those funds.  Furthermore, the Registrant notes that this is an off-cycle revision to the fund’s Prospectus to add new classes and it does not wish to make changes to the fund’s risk disclosure that would make this Prospectus inconsistent with the prospectus filed in connection with the fund’s most recent annual update (on which this comment was not received).  For these reasons, the Registrant respectfully declines to make the proposed change at this time.  However, the Registrant will consider this comment in connection with its next annual update.

You requested that the Registrant make certain representations concerning each post-effective amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Kathryn S. Cohen

Kathryn S. Cohen

cc:	Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

September 29, 2011

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589) Post Effective Amendments No. 92 and No. 93 to the Registrant’s Registration Statement on Form N-1A (the “Amendments”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendments, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
The Hartford Mutual Funds, Inc.